DAVIS POLK & WARDWELL

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March 14, 2002

File No. 82-5201

Securities and Exchange Commission
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Gamesa, S.A. —**
Information Furnished Pursuant to Rule 12g3-2(b)
<u>under the Securities Exchange Act of 1934</u>

Ladies and Gentlemen:

On behalf of Grupo Auxiliar Metalúrgico, S.A. ("**Gamesa**"), a corporation (*sociedad anónima*) organized under the laws of Spain and in connection with Gamesa's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission a presentation by Gamesa regarding the spin-off of its aeronautic division and an agreement with Turbo 2000's shareholders.

If you have any questions or need any further information please call the undersigned at the number noted above.

Very truly yours,

Ines C. Velasco

Ines C. Velasco
Legal Assistant

dlw 3/19

Enclosure
cc w/ encs: Hipólito Suárez Gutiérrez, Gamesa
Ricardo M. González, Davis Polk & Wardwell


EMBRAER 175

PRESENTATION

GAMESA AERONÁUTICA – TURBO 2000 (ITP)

Gamesa

Introduction

- Gamesa has decided to spin-off its aeronautic division in order to concentrate on its high-growing renewable energies division
- In addition, Gamesa and Turbo 2000's shareholders, Sepi and Sener, which own a 53% stake of ITP, the largest Spanish turbine manufacturer for the aerospace industry, have reached an agreement to integrate its civil and defense aeronautic businesses into a Newco
- As a result of the transaction, Newco will become the leading Spanish aircraft component manufacturer within the civil and defense aeronautic sector

Contents

Contents

Why spin-off Gamesa Aeronáutica?

- Gamesa will focus 100% on its high-growing renewable energies division to enhance its current leading position
- Removal of 10%-15% holding discount of Gamesa's sum of the parts valuation due to its aeronautics exposure
- 20% reduction of Gamesa's 2001 year-end high indebtedness
- Reduction of Gamesa's capex due to aeronautics (Euro 105m in 2001, 32% of Total Capex)
- It enables the constitution of an attractive quoted aeronautics platform to integrate ITP and further aerospace companies

Why Gamesa Aeronáutica / ITP?

- Newco will become the Spanish leading aircraft supplier of structures and engines
- Strong defense exposure in Newco's business mix
- High profile and diversified client portfolio within the defense and civil sector
- Wide horizontal integration along the aircraft manufacturing value chain (structures, engines, wings, others)
- Increasing critical mass to compete in the challenging global aerospace industry
- Extremely well positioned to roll-up concentration within the highly fragmented aircraft components supplier universe

Contents

The Transaction – Phase 1

- Gamesa, Sepi and Sener have agreed the following transaction:
  - 100.0% of Gamesa Aeronautica[1] will be spun-off and integrated into NewCo
  - 100% of Turbo 2000 will be contributed to Newco by Sepi and Sener

Pre - Transaction | **Post - Transaction**


Gamesa
Sepi
Sener
Rolls Royce
100.0%
50.0%
50.0%
Turbo 2000
53.125%
46.875%
Gamesa Aeronáutica[1]
ITP
Gamesa
Sepi
Sener
NewCo
Rolls Royce
100.0%
100.0%
Gamesa Aeronáutica
Turbo 2000
53.125%
46.875%
ITP

[1] Gamesa Aeronáutica, S.A. and Gamesa Industrial Automoción, S.A.

The Transaction – Phase 1 (continued)

- Gamesa's main shareholders (IBV and Nefinsa) fully support Gamesa Aeronáutica spin-off and integration into Newco



Gamesa
Sepi
Sener
Turbo 2000
100.0%
Gamesa Aeronáutica
ITP
100.0%
53.125%
NewCo

NewCo shareholders structure



Sener 20,5%
Gamesa 59,0%
Sepi 20,5%

The Transaction – Phase 2

- Gamesa will pay an extraordinary dividend in kind to Gamesa's shareholders
- NewCo will be listed in the Madrid Stock Exchange within the next 12 months



Dividend in kind
Sepi
Sener
59.0%
20.5%
20.5%

The Transaction – Phase 2 (continued)

- Gamesa has committed to underwrite the privatisation of Sepi's stake at a minimum price equal to the average Newco's valuation provided by two investment banks
- Newco's industrial shareholders (IBV and Sener), fully support the transaction and commit to:
  - assume 55% of Gamesa's underwriting commitment with Sepi
  - receive a maximum of 3% stake in Newco in exchange of their commitment (equivalent to current Newco's valuation adjusted by the historical volatility of a basket of comparable companies to Newco)
- Gamesa will initially retain a 3% stake in Newco, and it will always remain an interest below 10%

The Transaction – Phase 2 (continued)

- Therefore, Newco's shareholding structure will be as follows:


Gamesa
Free float
Nefinsa
Sepi
Sener[1]
3.0%
21.7%
21.5%
11.3%
20.5%
22.0%
Newco

[1]Final stake could be slightly adjusted

Contents

ITP – Business overview

- ITP is the Spanish leading designer and manufacturer of engines components for the defense and civil aerospace industry
- In addition, ITP is the relevant maintenance operator of the Spanish defense (FAES) and carries out maintenance in the civil industry
- ITP owns the following subsidiaries: 60.0% ITR (Mexico) (maintenance), 100.0% AMTEC (Miami), 50.0% Precicast Bilbao (precision melting)
- Its main activities are:

		Relevant contracts
Defense	Engines	[redacted]
	Maintenance	[redacted]
Civil	Engines	[redacted]
	Maintenance	[redacted]

ITP – Sales overview

- Revenues diversification along the main industry segments (60% of sales are related Large Civil and Defense aircrafts)
- MRO is a very stable cash flow business with relevant contracts such as the Spanish Air Force maintenance agreement

Sales by products (2002E)



MRO
26%
Engines
74%

Sales by segments (2002E)



Others
3%
Large jets
27%
Small/middle
jets
38%
Defence
32%

ITP – Customer base

- ITP has a diversified customer base within the civil and defense aerospace industry
- Main ITP's contracts are:
  - Eurofighter – EJ200
  - Trent contracts (500-700-800) with Rolls Royce

Customer base (2002E)



Defence
32%
Civil
68%

Customer base (2002E)



Rolls Royce
27%
Other
40%
FAES
11%
EJ
22%

ITP – Diversified customer portfolio

	Customer	Acc. Sales (01-09E)[1] (Euro million)
Civil Engines (42% of total acc. Sales)	[redacted]	[redacted]
Defense Engines (24% of total acc. Sales)	[redacted]	[redacted]
Maintenance (MRO) (34% of total acc. Sales)	[redacted]	[redacted]

[1]Projected sales according to ITP's business plan

ITP – Growth story

- ITP enjoys high-growth rates with EBITDA margins significantly above its peers

Sales growth (99A – 04E)



CAGR (01A/04E) = 12.7%
(€ million)
600
500
400
300
200
100
0
209
263
354
427
458
507
99A
00A
01A
02E
03E
04E

EBITDA growth (99A – 04E)[1]



CAGR (01A/04E) = 11.6%
(€ million)
150
125
100
75
50
25
0
53
74
90
93
113
125
99A
00A
01A
02E
03E
04E

[1]Projected sales according to ITP's business plan

Contents

Newco - Transaction merits

- Newco's market positioning is clearly strengthened from those of the standalone companies:
  - Wider and more balanced client portfolio diversification due to its exposure to the civil and defense aeronautic sectors
  - Relevant presence along the value chain of aeronautic industry (structures, engines, components and MRO)
  - Products portfolio combines regional jets with larger aircrafts
  - Critical mass to have access to new and larger projects

Relevant European Aeronautic Group

Newco – Sales by sector (2002E)

- Defense sector will represent around 20% of pro-forma revenues

Gamesa Aeronáutica


Civil
100%

ITP


Defence
32%
Civil
68%

Newco


Defence
20%
Civil
80%

Newco – Sales by customer base (2002E)

- A diversified client base will be achieved

Gamesa Aeronáutica



Others
7%
Bombardier
6%
Embraer
87%

ITP



Rolls Royce
27%
Others
40%
EJ
22%
FAES
11%

Newco



Others
28%
Embraer
32%
Bombardier
2%
FAES
7%
EJ
14%
Rolls Royce
17%

Newco – Sales by products (2002E)

- NewCo will have a wider presence within the aircraft manufacturing value chain

Gamesa Aeronáutica


Components
10%
Structures
90%

ITP


MRO
26%
Engines
74%

Newco


MRO
5%
Components
3%
Structures
28%
Engines
64%

Newco – Sales by segments (2002E)

- Newco will be present across all the most relevant aerospace segments

Gamesa Aeronáutica


Helicopters 3%
Regionals jets 97%

ITP


Others 3%
Large aircrafts 27%
Small/middle aircrafts 38%
Defence 32%

Newco


Helicopters 2%
Others 2%
Large aircrafts 17%
Regionals jets 34%
Defence 20%
Small/middle aircrafts 25%

NewCo – Financial pro-forma (2002E)

Euro million	Gamesa Aeronáutica	ITP	NewCo
Sales	273	427	700
EBITDA	42	93	135
EBIT	28	19	47

Sales Breakdown


Components
5%
Engines
37%
MRO
26%
Structures
32%

EBITDA Breakdown


MRO
5%
Components
3%
Structures
28%
Engines
64%